October 9, 2024

Jiangang Luo
Chief Executive Officer
Bowen Acquisition Corp
420 Lexington Avenue, Suite 2446
New York, New York 10170

Liangwen Wang
Chief Financial Officer
Qianzhi Group Holdings (Cayman) Limited
1705, Block B, KK 100 Building
5016 East Shennan Road
Luoho District, Shenzhen
Guangdong Province, 51800
Peoples Republic of China

       Re: Bowen Acquisition Corp
           Amendment No. 1 to Registration Statement on Form S-4
           Filed October 4, 2024
           File No. 333-282021
Dear Jiangang Luo and Liangwen Wang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 24,
2024 letter.
 October 9, 2024
Page 2
Amendment No. 1 to Registration Statement on Form S-4 filed October 4, 2024 SPAC Sponsor Compensation, page v

1.    We note your response to prior comment 2, and your statement on page 15:
"based on
      the value of the Bowen securities invested in and the amount of the loans and unreimbursed expenses as set forth above, the aggregate amount that the
SPAC
      Sponsors and Bowen   s officers and directors have at risk is $[3,442,820
($3,434,570
      by Createcharm and $8,250 by Bowen Holding)]." Please expand this section of the shareholder letter to add disclosure of all compensation received or to be received by the SPAC sponsors, their affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction, including the nature and amounts of any reimbursements to be paid to the Sponsors, their affiliates, and any promoters upon the completion of the de-SPAC transaction, such as the loans to the Sponsors and out-of-pocket expenses due to the Sponsors, or advise. We understand from your response that there are not currently any outstanding amounts owed under any unsecured promissory notes.
Potential Dilution to Non-Redeeming Bowen Public Shareholders, page 109

2.    We note your revised disclosure to include a dilution table pursuant to
Item 1604(c) of
      Regulation S-K. Please revise your presentation to clearly show the unadjusted net tangible book value per share as of the most recent balance sheet date filed, the nature and amount of each specific adjustment to net tangible book value, and the total number of adjusted shares used to determine net tangible book value per share, as adjusted. In this regard, we note that it is not clear from your current presentation whether you have made any adjustments to net tangible book value per share for transaction expenses, repayment or conversion of any outstanding loans due to your sponsors or as a result of a reclassification from the trust account, or the total number of as-adjusted shares used to calculate as-adjusted net tangible book value per share and how the level of redemptions impacts this number. Finally, outside of the table, please describe each material potential source of future dilution that nonredeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. This presentation should include the 1,400,000 Earnout Shares if their issuance is not considered a materially probable or consummated transaction for purposes of the tabular disclosure.
General

3. We note the consent of Frost & Sullivan filed as Exhibit 99.7 mentions an investor presentation, and an investor presentation is mentioned on page 118 as well. Please revise to provide any material information from this presentation that is not included in your registration statement and describe the purpose of this presentation.
 October 9, 2024
Page 3

       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-
7153 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Jeffrey Gallant, Esq.